

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2012

Via E-mail
Anne Brennan
Chief Financial Officer
Openwave Systems Inc.
2100 Seaport Blvd.
Redwood City, CA 94063

Re: **Openwave Systems Inc.**
        Form 10-K for the Fiscal Year Ended June 30, 2011
        Filed September 6, 2011
        Form 10-Q for the Quarterly Period Ended September 30, 2011
        Filed November 7, 2011
        File No. 001-16073

Dear Ms. Brennan:

We have reviewed your letter dated March 1, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated February 7, 2012.

Form 10-K for the Fiscal Year Ended June 30, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 41

1.   We note your response to prior comment 5. Where the company has been unable to maintain compliance with specified covenants or is at risk of non-compliance, quantification of those covenants may be material information to investors in understanding the risks and uncertainties that could significantly impact the company's

liquidity position. In this regard, we note your disclosure on page 44 that you were not in compliance with the required minimum four quarter EBITDA covenant and subsequently received an amendment and waiver from Silicon Valley Bank. To the extent you do not comply, or it is reasonably likely that you will be unable to comply, with restrictive debt covenants in the future, a discussion of the specific covenants as well as a discussion of the impact of non-compliance on future borrowings and liquidity may be warranted. See Section IV of SEC Release 34-48960 for further guidance. Please confirm your understanding.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-5

2.   We note that the costs associated with your patent defense and licensing strategy are reflected in general and administrative expenses in fiscal 2011 and separately as "patent initiative expenses" within operating expenses in fiscal 2012.   Please explain why you do not include the costs related to litigation and monetizing patents as cost of patent revenues. Please quantify for us the amount of patent initiative expenses in fiscal 2011. Refer to Rule 5-03.2 of Regulation S-X.

Notes to Consolidated Financial Statements

Note (2) Significant Accounting Policies

(h) Revenue Recognition, page F-12

3.   We note your response to prior comment 2 that in considering the need to include additional disclosures when discussing your revenue recognition policy, you note that the company's policy for patent revenues does not contain a policy election among alternatives, principles or methods peculiar to your industry, or unusual or innovative applications of GAAP. ASC 235-10-50-3 notes that accounting policy disclosure should describe the accounting principles and the methods of applying those principles that materially affect the company's financial position, cash flows, or results of operations. SAB Topic 13B indicates that the staff believes that a registrant should always disclose its revenue recognition policy. In light of the significance of patent revenues in fiscal 2012, in future filings please disclose your revenue recognition policy for licenses of patents. Such disclosure should include your consideration of the SAB Topic 13 revenue recognition criteria as it applies to these arrangements, in addition to clarifying your consideration of multiple elements (e.g., when licensing arrangement arises from pending litigation or infringement claims), classification of litigation settlements as revenues, and impact of licensing arrangements that include minimum royalty payments and/or performance obligations (such as rights to related future patents or further technology development). Please provide us with your proposed future disclosure.

Note (3) Discontinued Operations, page F-20

4.   We note your response to prior comment 7 that the Myriad litigation primarily involved claims for declaratory relief and that you did not believe damages, if any, would exceed 10% of current assets. As previously requested in our prior comment 7, please explain to us how the amount of the $12 million settlement was determined.

5.   Your response to prior comment 7 does not address your consideration of the need to disclose the contingency and reasonably possible losses related to the continuing claims and pending litigation pursuant to ASC 450-20-50-3 or the need to disclose known uncertainties that could significantly impact the company's liquidity and results of operations as required by Item 303(a) of Regulation S-K. As previously noted, subsequent to disclosure regarding the release of the escrow funds, as initially disclosed in your September 30, 2010 Form 10-Q, we note no disclosure of continuing claims or pending litigation prior to the August 31, 2011 announcement of the settlement. Please advise.

Form 10-Q for the Quarterly Period Ended September 30, 2011

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

6.   We note your response to prior comment 8 citing to the various pages of the September 30, 2011 10-Q that address factors management identified in the earnings conference call as affecting bookings decline as well as your statement that you "feel the reader could determine possible reasons for a decline in bookings from the information provided in the 10-Q."   However, investors should not have to piece together material information from different parts of your document. Management's Discussion and Analysis should provide readers with a complete discussion of management's views regarding the reasons for material changes to your financial statement items as required by Regulation S-K Item 303(a)(3) and Instruction (4) to paragraph 303(a). See also Section III.B.4 of SEC Release 34-48960. Please confirm your understanding.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief